

May 11, 2011

<u>Via E-mail</u>

William J. Walljasper
Chief Financial Officer
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, IA 50021

        Re: **Casey's General Stores, Inc.**
                Form 10-K for Fiscal Year Ended April 30, 2010
                Filed June 29, 2010
                File No. 001-34700

Dear Mr. Walljasper:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Brigitte Lippmann   for

                            H. Christopher Owings
                            Assistant Director